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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09042960

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loeb Partners Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas L. Kempner 212-483-7022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway 32nd Floor (Address) New York (City) NY (State) 10006-2701 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 4 2009
BRANCH OF REGISTRATIONS AND
10 EXAMINATIONS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/1

OATH OR AFFIRMATION

I, Thomas L. Kempner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Partners Corporation, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Executive Officer

Title

Notary Public

LINDSAY C. RUSSELL
Notary Public
State of New York
Registration No. 01RU6210561
My Commission Expires 08/24/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms.
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

61 Broadway, 32nd Floor
New York, NY 10006-2701
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Loeb Partners Corporation
61 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of Loeb Partners Corporation (the "Company") as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loeb Partners Corporation as of September 30, 2009, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
November 17, 2009

LOEB PARTNERS CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

Cash and cash equivalents	$ 8,332,846
Receivable from brokers-dealers	875,150
Accrued fee income	145,758
Commissions receivable	181,632
Securities owned at fair value	3,603,388
Receivable from affiliates	3,119,532
Property and equipment (net of accumulated depreciation of $1,428,909)	847,307
Deferred income taxes	1,719,888
Other assets	328,600
Total assets	$ 19,154,101

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and other accrued liabilities		$ 847,101
Accrued compensation		112,485
Income taxes payable		24,900
Total liabilities		984,486
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value,		
Authorized: 10,000 shares		
Issued and outstanding: 3,600 shares	$ 36	
Additional paid-in capital	21,054,773	
Retained earnings (deficit)	(2,885,194)	
Total stockholder's equity		18,169,615
Total liabilities and stockholder's equity		$ 19,154,101

The accompanying notes are an integral part of these financial statements.

LOEB PARTNERS CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Broker-Dealer Business

Loeb Partners Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The primary sources of revenues consist of commissions, management and administrative fee income.

Nature of Advisory Services

The Company, as a Registered Investment Advisor pursuant to Section 203 of the Investment Advisors Act of 1940, is exempt from rule 206(4)-2(a) under the Investment Advisors Act of 1940.

Revenue Recognition

Securities transactions and commission revenues and related expenses are recorded on a trade date basis.

Property and Equipment

Property and equipment are recorded at cost.

The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	5 - 10 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

Cash and Cash Equivalents

Cash and cash equivalents include U.S. Treasuries with a market value of $8,249,464 with a maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has adopted ASC 740-10 (formerly Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *"Accounting for Income Taxes")*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is a wholly owned subsidiary of Loeb Holding Corporation ("Parent") and for federal, state and city corporate income tax purposes, files on a consolidated basis with its Parent. Accordingly, the Company's federal, state and city income tax, if any, is due to or from the Parent Company.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued ASC 740-10 (formerly FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109"* ("FIN 48")). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The FASB recently agreed to delay the effective date for private companies to fiscal years beginning after December 15, 2008. Management is evaluating the effect, if any, of adopting of FIN 48 on the financial statements for fiscal year end September 30, 2010.

In June 2009, the FASB issued ASC 105-10 (formerly, Statement of Financial Accounting Standards No. 168, *"The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162"* ("SFAS 168")). SFAS 168 establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernmental entities as authoritative GAAP. The Codification will supersede all the existing accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. SFAS 168 also replaces FASB Statement No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"* given that once in effect, the Codification will carry the same level of authority. This statement was effective for financial statements issued for periods ending after September 15, 2009 and was adopted by the Company. The adoption did not have a significant impact on the Company's financial statements.

Note 2 - Fair Value Measurements of Securities Owned

The Company adopted the provisions of ASC 820-10 (formerly Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*" ("SFAS 157")), effective October 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Accordingly, the Company began to group its securities measured at fair value in three levels, based on the markets in which the securities are traded and the observability of the assumptions used to determine fair value as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Significant observable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Securities and investments traded on a national securities exchange or reported on NASDAQ are stated at the last quotations on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last quoted bid price. Restricted securities or other securities for which quotations are not readily available are valued by management on an individual basis.

The inputs and methology used or valuing the following securities are not necessarily an indication of the risk associated with investing in those securities.

Description	Total	Level 1	Level 2	Level 3
Listed Mutual Funds	$ 1,977,000	$ 1,977,000	$ -	$ -
Listed Equities	1,614,114	1,614,114	-	-
Unlisted Equities	12,274	-	-	12,274
Total	$ 3,603,388	$ 3,591,114	$ -	$ 12,274

Note 2 - Fair Value Measurements of Securities Owned (Continued)

The changes in Level 3 investments measured at fair value on a recurring basis are summarized below:

	Unlisted Equities
Beginning Balance	$ 27,274
Sales	(15,000)
Ending balance	$ 12,274

The sale of the Level 3 securities resulted in no gain or loss and there was no change in unrealized gain (losses) relating the securities still held at September 30, 2009.

Note 3 - Commitments and Contingencies

Litigation

The Company is subject to litigation incidental to its business. The Company believes, after consultation with counsel that the resolution or the ultimate outcome of these matters is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Lease Commitment

The Company leases office and storage space under two separate agreements expiring December 13, 2013 and July 31, 2011, respectively. The office lease provided a three month rental abatement valued at $152,261 effective September 2008. The future minimum annual rental payments (net of $152,261 rental abatement) under these leases are as follows:

Year Ending September 30	Amount
2010	$ 739,537
2011	763,057
2012	727,898
2013	746,095
2014	187,668
	$ 3,164,255

Rent expense (less amount charged to its Parent company) for the year ended September 30, 2009 amounted to $551,929.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. Under the alternative method of capital computation pursuant to sub-paragraph (f), the Company had net capital of $11,473,005 at September 30, 2009. The minimum capital requirement for Loeb Partners Corporation was $250,000 and net capital in excess of the minimum was $11,223,005.

Note 4 - Net Capital Requirements (Continued)

In October 2008, LPC changed its status with the NFA from Futures Commission Merchant to that of Introducing Broker, reducing the minimum capital requirement from $500,000 to $250,000.

Note 5 - Income Taxes

The provision for income tax benefits consists of the following:

Current:	
Federal	$ -
State	-
	-
Deferred:	
Federal	(1,442,021)
State	(6,536)
	(1,448,557)
New York State and City tax charge*	252,000
Total	$ (1,196,557)

*Based on recently enacted New York State tax law changes, the Company is required to file a consolidated state and city income tax returns with its Parent (Loeb Holding Corporation) effective for year ended September 30, 2008. The impact of the consolidation has resulted in a reduced effective rate for federal, state and city taxes from 42% to 35%. Also, the Company, based on the latest New York State and New York City tax audit's favorable results through fiscal year end September 30, 2006, has reversed $60,000 from its tax contingency liability. Therefore, the Company recorded a net tax charge of approximately $252,000 in its statement of operations as of September 30, 2009.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable in the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, using an approximate effective tax rate of 35% are as follows:

Deferred tax assets:	
Investment losses	$ 132,595
Net operating losses	1,355,526
Depreciation	118,044
Deferred rent	113,723
Total deferred tax assets	$ 1,719,888

The Company and its Parent Company are subject to New York State and City corporate income tax on income from their trade and business activities as well as income from investment activities.

Note 5 - Income Taxes (Continued)

Allocation of income between business activities and investing activities is subject to detailed and complex rules applied to facts and circumstances that generally are not readily determinable at the date financial statements are prepared. Accordingly, estimates are made of income allocations in computing the Company's effective tax rate that might be different from actual allocations determined when tax returns are prepared by investee companies and subsidiaries.

Management believes that the Company's tax positions comply with applicable tax laws. However, the Company may be audited by various taxing authorities and those audits may result in proposed assessments where the ultimate resolution may result in owing additional taxes. The Company has recorded a liability of approximately $25,000 for tax contingencies notwithstanding any positions the Company may have taken on the income tax returns. Tax contingency accruals are adjusted for changes in circumstances and additional uncertainties, such as significant amendments to existing tax laws.

Note 6 - Related Party Transactions

Related party transactions between the Company and its affiliates at and for the year ending September 30, 2009 are as follows:

	Receivable (Payable)	Administrative & Intercompany Charges	Commissions	Rent
Loeb Holding Corp. (Parent) (LHC)	$ 1,803,283	$ 655,846	$ -	$ 157,575
Loeb Arbitrage Management, LLC (formerly Loeb Arbitrage Management, Inc.) (LAM)	1,132,596	5,354,854	-	-
Loeb Offshore Management, LLC (LOM)	4,064	583,687	-	-
Loeb Partners Management, Inc. (LPM)	179,589	269,827	-	-
Loeb Partners Fund Limited Partnership (LPF)	-	-	88,606	-
Loeb Partners Offshore Fund Ltd. (LPOF)	-	-	103,458	-

LPM is the general partner and investment advisor of LPF and is the investment advisor of LPOF. The Company has arrangements to charge LHC, LAM, LOM, and LPM its respective share of certain administrative costs which are reported as administrative and intercompany charges to affiliates in the statement of operations. The receivable due from Parent includes $1,141,516 federal tax benefit resulted from LHC's utilization of the Company's net operating loss incurred in fiscal year end September 30, 2008.

Note 7 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume possible exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity based on information it receives from its clearing broker-dealer, and requires customers to deposit additional collateral, or reduce positions, when necessary.

LOEB PARTNERS CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009